Exhibit 20.1

NOTICE OF REDEMPTION

To the Holders of
8¾% Senior Notes due March 15, 2014 of
J.B. Poindexter & Co., Inc.

NOTICE IS HEREBY GIVEN that, pursuant to the optional redemption provisions of Section 5 of the 8¾% Senior Notes due March 15, 2014, of J.B. Poindexter & Co., Inc., a Delaware corporation (the “Issuer”), the Issuer has called for redemption and will redeem on May 2, 2012 (the “Redemption Date”), all ($94,887,000 aggregate principal amount at maturity) of their outstanding 8¾% Senior Notes due March 15, 2014, CUSIP no. 730481AE8 (the “Senior Notes”), at a redemption price (the “Redemption Price”) of $1,000 per $1,000 principal amount (at maturity) of the Senior Notes plus accrued and unpaid interest of $11.4236 per $1,000 principal amount.  Unless the Issuer defaults in making payment of the Redemption Price, interest will not accrue on and after the Redemption Date on any Senior Notes, and the only remaining right of a holder of any Senior Note, with respect to such Senior Note or the portion thereof called for redemption, shall be to receive payment of the Redemption Price upon surrender to Wilmington Trust Company (the “Paying Agent”) of such Senior Notes.  To receive the Redemption Price for the Senior Notes being redeemed, the holders of Senior Notes must surrender the certificates representing such Senior Notes to the Paying Agent at either of the addresses set forth below:

By Mail:	By Hand:

Wilmington Trust Company	Wilmington Trust Company
1100 North Market Street	1100 North Market Street
Wilmington, Delaware 19890	Wilmington, Delaware 19890

A copy of this Notice of Redemption is being sent to the holders of Senior Notes to be redeemed.  Additional copies may be obtained from the Issuer (telephone: (713) 655-9800).

J.B. POINDEXTER & CO., INC.

April 2, 2012